Exhibit 21.1

Subsidiaries of ReserveOne Holdings, Inc. prior to the Closing of the Business Combination

Name of Subsidiary	Jurisdiction of Formation
R1 SPAC Merger Sub, Inc.	Delaware
R1 Company Merger Sub, Inc.	Delaware

Subsidiaries of ReserveOne Holdings, Inc. following the Closing of the Business Combination

Name of Subsidiary	Jurisdiction of Formation
ReserveOne, Inc.	Delaware
M3-Brigade Acquisition V Corp.	Delaware